Exhibit 4.3

Agreement
Written and Signed this 25th day of July, 2006

By and Among

Internet Gold – Golden Lines Ltd.
Private Company No. 520044264
Of 2 Dov Friedman St., Ramat Gan 52503
(the “Purchaser”)

Of the First Part

And

1. Fishman Family Properties Management (1988) Ltd
Private Company No. 511325870
Of 20 Lincoln St., Tel Aviv 67134
(“Fishman”)

2. Monitin Media Ltd.
Private Company No. 510783186
Of 127 Yigal Alon St., Tel Aviv 67443
(“Monitin”)
Fishman and Monitin together shall herein be referred to as the “Sellers”

Of the second part

And

012 Golden Lines Ltd.
Private Company No. 512140799
Of 25 Hasivim St., Petah Tikva 49170
(the “Company”)

Of the third part

Whereas

The Company is a private company limited by shares, duly organized under the laws of the State of Israel, and which engages, among other things, in the provision of international and domestic telecommunication services to private and business customers;

And whereas

Fishman holds 15,238,480 ordinary shares of the Company, par value NIS 0.1 each, which constitute approximately 50.79% of the Company’s issued and paid up share capital, Monitin holds 7,452,740 shares, constituting approximately 24.84% of the Company’s issued and paid up share capital, and Globescom Communication (1997) Ltd. (“Globescom”) holds 6,624,000 shares, constituting approximately 22.08% of the Company’s issued and paid up share capital;

And whereas

The Purchaser is desirous to purchase from the Sellers 60% of the Company’s issued and paid up share capital on a fully-diluted basis (as of the date hereof – 18,000,000 shares out of 30,000,000 issued and paid up shares), and the Sellers are desirous to sell the Purchaser such shares in the Company, such that the Purchaser shall become a shareholder of the Company;

And whereas

The parties wish to define and set forth the terms for the sale of the shares and for the Purchaser’s acquisition of an equity interest in the Company and to consolidate the operations of the Company with the telecommunication operations of the Purchaser (as a provider of internet services, international calls, information system integration services and the services of a “domestic operator”, as relevant), all in accordance with the provisions of this Agreement and in the method and for the consideration set forth herein;

And whereas

The Sellers have described the outline and terms of the transaction to the banks that have a security interest in the share capital of the Company (Israel Discount Bank Ltd. with respect to Fishman’s shares in the Company and Bank Leumi Ltd. with respect to Monitin’s shares in the Company) and have obtained their general consent for the transaction;

          The Parties Have Therefore Declared, Stipulated and Agreed As Follows:

1.	Preamble

	1.1.	The preamble to this agreement and the exhibits and schedules hereto constitute an integral part hereof and have the same binding effect as all the other terms hereof.

	1.2.	Headings are for convenience only and shall not be used for interpretation.

	1.3.	Unless the context otherwise requires, the terms below shall, for the purposes of this Agreement and the exhibits and schedules hereto, have the meanings ascribed to them as follows:

		Conditions Precedent	-	As defined in Section 5 herein.

		Business Day	-	A day on which the public can perform transactions in the banks in Israel.

		Closing Date	-

A date that will be designated by consensus among the parties for the sale of the Purchased Shares (as defined in Section 4.1 herein) by the Sellers to the Purchaser, provided, however, that such date is within 5 Business Days from the date when all Conditions Precedent have satisfied.

		Meyrablin	-	MEYRABLIN INVESTMENTS LTD, which holds 684,780 shares of the Company, constituting approximately 2.28% of the Company’s issued and paid up share capital.

Shares	-	Ordinary shares of the Company, NIS 0.1 par value each.

Interim Period	-	The period between the execution of this Agreement and Closing.

Draft Prospectus	-	The draft prospectus that the Company prepared ahead of an issuance of securities to institutional investors, which was to take place on the AIM but was not implemented.

2.	Representations and Warranties of the Company and Sellers

The Company and the Sellers hereby represent and/or warrant (as relevant), jointly and severally (unless otherwise expressly stated) as follows:

2.1.

The Company is a private company limited by shares, organized and duly registered in Israel on April 25, 1995, and which transacts its business in accordance with the Companies Law 1999. Copies of the Company’s certificate of incorporation and of its Memorandum of Association and Articles of Association, in their current form, are attached hereto as Disclosure Schedule 2.1.

2.2.

The Company’s registered share capital is NIS 8,000,000 divided into 80,000,000 shares; the Company’s issued share capital is NIS 3,000,000, divided into 30,000,000 shares, owned and held by the shareholders as detailed in Disclosure Schedule 2.2.

2.3.

The Company’s wholly-owned subsidiaries are: (a) Golden Lines 012 Communications Services 2001 Ltd., duly organized and registered in Israel on January 1, 2001; and (b) 012 Telecom Ltd., duly organized and registered in Israel on June 21, 2005 (the “Subsidiaries”). The Company together with the Subsidiaries shall herein be referred to as the “Group”). Copies of the certificates of incorporation and the articles of association of the Subsidiaries, in their current form, are attached hereto as Disclosure Schedule 2.3.

	2.4.	The names of the members of the boards of directors of each of the Group companies are listed in Disclosure Schedule 2.4.

	2.5.	The minute books of the boards and shareholders meetings of the Group companies are regularly maintained and adequately and accurately reflect the resolutions adopted therein.

2.6.

The registration of the Group companies is effective, and since registration they have filed all the reports and notices to the Companies Registrar, Registrar of Liens, Ministry of Communication and any other government agency as required by law and shall continue to do so; the Group companies have paid all of their franchise fees to the Companies Registrar (let it be noted that the Subsidiaries have not yet paid their franchise fees for 2006, which are due by December 31, 2006).

2.7.

Since their incorporation, no receivership or liquidation proceedings have been instigated against the Group companies, and none of the Group companies has received any notice or warning of any intention to instigate such proceedings. The Company and Sellers are not aware of any intention or basis for instigation of such proceedings. The Group companies have not adopted any resolution regarding voluntary liquidation, nor shall they adopt such a resolution before the Closing Date.

2.8.

Neither the Company nor the shareholders have made any obligation to issue shares, options for the purchase of shares or debentures convertible into shares, of any of the Group companies. Neither the Company nor the Sellers shall assume any such obligation until after the Closing Date. Disclosure Schedule 2.8 hereto lists obligations of this kind previously made.

2.9.

Each of the Sellers hereby confirms that there is no agreement among the Company’s shareholders regarding a right of first refusal with respect to the purchase of securities or options to purchase securities, except: (a) a right of first refusal as set forth in the Company’s current Articles of Association; and (b) a put option that Meyrablin has to sell its shares to Monitin, which in any event shall not be binding upon the Purchaser. Should Meyrablin seek to exercise its right of first refusal as described above, in a manner that shall prohibit the Purchaser from purchasing and receiving the Shares, this Agreement shall be null and void.

2.10.

Each of the Sellers covenants severally with respect to the Shares that it is selling, that at the Closing Date, the Purchased Shares shall be free and clear of any charge, lien, mortgage, debt, attachment or any other third party right.

2.11.

The Group companies have all of the licenses and permits required in order to transact their business, as detailed in Disclosure Schedule 2.11. The Group companies conduct their activities in accordance with the terms of such licenses and permits, and neither the Company nor the Sellers are aware of any violation of such licenses or permits by any of the Group companies, which might: (a) cause the Group companies to pay penalties of NIS 100,000 or more in the aggregate; or (b) cause any of these licenses or permits to be revoked or materially amended. The Company and the Sellers are also not aware of any intention to revoke or amend any of these licenses and permits.

2.12.

A complete and accurate copy of the Group’s audited financial statements as of December 31, 2005 (the “Financial Statements”), internal reports (profit and loss) of the Group as of March 31, 2006 and estimated revenues, EBITDA and EBIT for the quarter ended June 30, 2006, are attached hereto as Disclosure Schedule 2.12. The Financial Statements were prepared in accordance with IFRS (International Reporting Financial Standards) and fairly present, as required, the financial position, assets, rights, liabilities, equity and results of the Group as of such dates and for such periods, in accordance with IFRS.

2.13.

Since the date of the Financial Statements, there has been no material change in the business, financial and economic position of the Group, and no actions in the Company except in the ordinary course of business, and no such actions have been taken that might have a material effect on the Company’s business, nor has there been any material change in the scope of the Company’s business, assets or liabilities (except expenses of approximately NIS 3.5 million in connection with the AIM issuance). In particular, in the ordinary course of business during this period, no single liability of more than $1 million has been assumed, and in the aggregate no liabilities have been assumed in excess of the cap set forth in the budget for such period, attached hereto as Disclosure Schedule 2.13. Neither the Company nor the Sellers are aware of any event that might cause such material change.

2.14.

The Company’s bank credit lines as of the date hereof are approximately NIS 324 million, of which the Company has, as of the end of June 2006, withdrawn approximately NIS 290 million, all as detailed in Disclosure Schedule 2.14 (not including guarantees).

2.15.

There are no security interests imposed on the assets of the Group. The Company works with all of its banks under the “negative charge” system (i.e., the consent of the bank is required for any transaction). The assets and property of the Group are free and clear of any charge, lien, mortgage, debt, attachment or any other third-party right, and the Group does not have any obligation to create such charge or grant any such right.

2.16.	Except as detailed in Disclosure Schedule 2.16, the Group has not given or promised to give any guarantees to any bank or any other third party.

2.17.

All of the claims or other legal proceedings, including attachments, orders and arbitrations, pending against Group companies (except for claims or proceedings for less than NIS 50,000 and provided that their aggregate value does not exceed NIS 150,000, and except for orders in which Group companies are only a nominal party (“Non-Material Litigation”) are detailed in Disclosure Schedule 2.17 (and letters from the Group’s legal counsel describing these litigations and proceedings have been provided to the Purchaser). Except as set forth above and for Non-Material Litigation, there is no litigation pending against Group companies and the Group companies are not party to any legal proceeding. Except as detailed in Disclosure Schedule 2.23(B), the Group companies have not received any warning of an intention to file or institute litigation or other legal proceedings against them, nor are they aware of any such intention or of any event that to the best knowledge of the Company and the Sellers might serve as a basis for legal action (except Non-Material Litigation).

2.18.

Except as detailed in Disclosure Schedule 2.18(A), no engagements, agreements or arrangements, including shareholder loans, exist between the Group companies and any of the Group (direct or indirect) shareholders, other interested parties, officers or any company controlled by any of the above; the Group companies do not owe any of these entities any money or balances, nor have they given them guarantees or sureties of any kind.Except as set forth in Disclosure Schedule 2.18(B), there are no engagements, agreements or arrangements among the shareholders of the Company in connection with the Company.

2.19.

All of the lease agreements concerning real property leased by Group companies are detailed in Disclosure Schedule 2.19. The Company does not own or have a leasehold for more than five years or any real property.

2.20.

All of the material agreements to which the Group companies are party are detailed in Disclosure Schedule 2.20 and copies of such agreements have been delivered to the Purchaser. These agreements are in full force and effect and have not been violated by the Group companies (except for non-material violations that cannot cause the termination or amendment of any of the material agreements). The Group companies have and will continue to comply with their obligations under these material agreements. Neither the Company nor the Sellers is aware of an intention to terminate any of these material agreements (with the exception that the Company has informally learned that Hot Telecom LP intends to terminate the agreement for outsourcing services with which the Company provides HOT prior to the designated date of expiration of the agreement).

For the purposes of this sub-section, any of the following shall be deemed a “material agreement”:

	2.20.1	An agreement whose termination or breach might cause a material adverse effect to the ordinary course of business of the Company or it financial results.

2.20.2

An agreement whose value exceeds NIS 2 million, whether because the cost of operations reflected in the agreement exceeds this amount (as a one-time expense or an annual basis) or because the annual revenues arising for the Company from the agreement and/or the services/products provided thereunder exceeds this amount.

Notwithstanding the above, marketing agreements, capacity agreements, bilateral agreements with international operators and customer agreements, including those that meet any one or more of the above criteria, have not been delivered to the Purchaser, but will, for all intents and purposes, be deemed material agreements.The material agreements that have not been delivered to the Purchaser do not contain any information and/or terms that would cause a reasonable purchaser engaged in the telecommunication sector who would be prepared to engage in this Agreement, to refrain from entering into this Agreement, or change the consideration by $200,000 or more in the aggregate, or cause such purchaser to demand any further terms to be added to this agreement in order to protect its rights.

2.21.

All of the insurance polices to which the Group companies are party or under which they are insured, are in full force and effect and binding in accordance with their terms, and have been issued by reputable insurers in the industry.

2.22.

The Company confirms that it has paid all of its liabilities and contributions with respect to social benefits for all of its employees, including provisions for vacation days, recreation allowance (dmei havraa), severance pay, pension savings etc., as required by law, custom or practice, and deposited all such contributions in full in the reserves and/or with the provident funds and/or managers insurance policies and/or made provisions for such liabilities in its Financial Statements. Without prejudice to the above, the Purchaser has received from the Company a list of all of the senior employees in the Group (approximately 33 executives), specifying their wages, other terms of employment and payments owing to them by law, custom or practice, the start date of their employment, the funds with which they are insured and the balances in such funds.

2.23.

The patents, trademarks and other intellectual property rights owned by Group companies, to the extent such rights exist (and except for use rights), and applications or objections to the registration of such intellectual property rights are detailed in Disclosure Schedule 2.23(A). Except as stated in Disclosure Schedule 2.23(B) and in Disclosure Schedule 2.17 with respect to the Zvi Kimmel claim, the Group has no knowledge of any breach of its intellectual property rights or of any breach of third party intellectual property by the Group (this representations does not constitute admission by the Company of any of the plaintiffs’ allegations, all of which are denied).

2.24.	The group conducts and transacts its business in accordance with the law and/or the instructions of the competent authorities, and shall continue to do so.

2.25.

Each of the Group companies has duly and timely filed its reports with the tax authorities and other government agencies, including income tax, VAT, national insurance, tax withholding etc., and has fully and timely (and in accordance with any extension granted to any Group member for any filing or any report and/or any payment in accordance therewith) paid its taxes, including penalties for late payment, if any such penalties have applied and/or were required, and there no tax debt as described above that has not been included and reflected in the Financial Statements. The Financial Statement include, for the periods covered by them, all of the provisioning for taxes as described above, that were required or paid as of the date of the Financial Statements. The Group companies have received final tax assessments through the tax year of 2006, inclusive.

2.26.

The Company has all requisite power and authority to enter into this Agreement and perform its obligations hereunder, and there is nothing in law, any contract or its documents of association, barring it from entering into this Agreement and performing its obligations hereunder, subject to the Conditions Precedent, as stated in Section 5 herein.

2.27.

The Company confirms that all of the representations and warranties it has made are true, accurate and complete and contain all the relevant information that in the Company’s opinion a reasonable investor who would be prepared to engage in this agreement and which is involved in the telecommunication industry would need in order to purchase the Purchased Shares (as defined in Section 4.1 herein). If any information has not been disclosed to the Purchaser, such in formation alone is not of the kind that would cause a reasonable purchaser as described above to refrain from entering into this Agreement or cause the consideration under the Agreement to change by $200,000 or more or cause such purchaser to demand any term to be added to this Agreement in order to protect its rights.

2.28.

The Draft Prospectus (as defined in Section 1.3 above) is attached hereto as Disclosure Schedule 2.28. This shall not limit or reduce the scope of any of the representations and warranties provided above or release the Sellers and the Company from any liability in connection therewith. All of the details of the Draft Prospectus regarding the Company’s commercial operations are true as of March 28, 2006, in accordance with the AIM requirements as of that date. Any facts (excluding risk factors) that are relevant to any of the Company’s and Purchasers’ representations herein but are not contained therein and which are contained in the Draft Prospectus, shall be deemed to have been included in the relevant representations by reference.

2.29.

Each of the Sellers, severally, has all requisite power and authority to enter into this Agreement and perform its obligations hereunder, and there is nothing in law, any contract or its documents of association, barring it from entering into this Agreement and performing its obligations hereunder, subject to the Conditions Precedent, as stated in Section 5 herein.

2.30.

Without prejudice to the above, each of the Sellers confirms (with respect to itself and with respect to the Company) that all of the representations and warranties it has made above are true, accurate and complete and contain all the relevant information that in the Sellers’ opinion a reasonable investor who would be prepared to engage in this agreement and which is involved in the telecommunication industry would need in order to purchase the Purchased Shares (as defined in Section 4.1 herein). Any information that may not have been disclosed to the Purchaser is not material and would not have caused a reasonable purchaser as described above not to enter into this Agreement nor would it have caused a change of $200,000 or more in the consideration under this Agreement.

2.31.

Each of the Sellers (severally) acknowledges and agrees that, without prejudice to any other right or remedy available to the Purchaser, the Purchaser may terminate this Agreement with all of the parties hereto, even if any of the representations or warranties expressly made severally by the Sellers is not true or is violated such that the violation entitles the Purchaser to terminate the Agreement as against the violating party.

	2.32.	A description of the covenants defined with the banks is attached hereto as Disclosure Schedule 2.32.

3.	Representations and Warranties of the Purchaser

The Purchaser represents, confirms and warrants, as relevant, as follows:

	3.1.	The Purchaser has the ability and financial means to perform its obligations hereunder in full.

3.2.

The Purchaser has all requisite power and authority to enter into this Agreement and perform its obligations hereunder, and there is nothing in law, any contract or its documents of association, barring it from entering into this Agreement and performing its obligations hereunder, subject to the Conditions Precedent, as stated in Section 5 herein.

	3.3.	The Purchaser confirms that all of the representations and warranties provided above are true, accurate and complete.

4.	The Transaction

4.1.

At the Closing Date, and against payment of the consideration as described herein, the Sellers shall sell and transfer to the Purchaser’s ownership, and the Purchaser shall purchase and receive ownership, of 60% of the Company’s issued and paid up share capital on a fully-diluted basis (as of the date hereof – 18,000,000 shares out of 30,000,000) – 15,238,480 shares from Fishman and 2,761,520 from Monitin (the “Purchased Shares”). The Purchased Shares shall be free and clear of any debt, obligation, charge, lien, attachment, right of first refusal, preemptive right or any other third-party right (except for any charge, lien or any other third-party right created by and/or to the benefit of the Purchaser or on its behalf).

For the avoidance of any doubt, it is hereby expressly stated that the Purchaser stipulates as a condition for the transaction contemplated herein, that the Sellers must sell it all of the Purchase Shares. Without prejudice to any other right it may have, the Purchaser shall be entitled to terminate this Agreement in case not all of the Purchased Shares are transferred to it as set forth herein. Notwithstanding the above, (a) the breakdown of the Purchased Shares between Fishman and Monitin may be different than stated above; and (b) some of the Purchased Shares may be sold to the Purchaser by any of the other current shareholders of the Company, provided that such additional seller executes this Agreement and shall be considered a Seller, as defined herein, for all intents and purposes.

4.2.

In consideration of the Purchased Shares, the Purchaser shall, at the Closing Date and against the Seller’s compliance with all of their obligations hereunder and against the transfer of the Purchased Shares to the Purchaser, pay the Sellers (or other shareholders that may sell part of the Purchased Shares, as the case may be) the shekel equivalent (as of the Closing Date) of $84,000,000 (eighty four million USD) (the “Consideration”). The Consideration shall be paid to the Sellers (and any other selling shareholder, as relevant) on a prorated basis, and subject to adjustment as stated in Section 6.2 herein.

As an integral part of the transaction contemplated herein, and although this shall take place after the Closing Date, the parties and Globescom shall endeavor to merge the telecommunication activities of the Purchaser and the Company, whether by effecting a share swap, by a statutory merger between the Company and a corporation controlled by the Purchaser which shall include all of the Purchaser’s telecommunication business as stated in Section 4.4 herein, or by the transfer of all of the Purchaser’s said telecommunication business to a corporation that will be the purchaser in the case of a share swap transaction or to a corporation that will be the surviving entity in a merger, as relevant, and all at the discretion of the Purchaser (the “Merger” and the “Merged Company”), provided, however, that consummation of such Merger shall not create a tax liability for any of the Company’s shareholders at the time.The articles of association of the Merged Company and the rights to appoint directors shall be as set forth in the articles attached hereto as Exhibit 7.5. The ratio between the shareholders of each of the merging companies or the parties to the share swap transaction, as the case may be, in the Merged Company (the “Merger Ratio”) shall be agreed upon by the Purchaser and Monitin, and if they fail to reach such an agreement within 30 days of the Closing Date, they shall, within 10 days after the end of the said 30-day period, submit the matter to an impartial assessor (the “Assessor”).

The parties shall instruct the Assessor to deliver his assessment of the Merger Ratio to the Purchaser and Monitin within 30 days of his appointment. The Purchaser and Monitin shall have 15 days from receipt of the preliminary Merger Ratio assessment to post their objections. A party that has not submitted an objection within this timeframe shall be deemed to have agreed to the preliminary Merger Ratio assessment. If objections are submitted to the Assessor regarding the preliminary Merger Ratio, the parties shall instruct the Assessor to submit his final assessment to the parties within 15 days of receipt of the parties’ objections. The final Merger Ratio assessment shall be binding upon the parties for all intents and purposes. The parties shall act in accordance with such assessment and shall not initiate any proceeding to cause the revocation or alteration of the final Merger Ratio assessment.

4.3.

The Purchaser covenants that all of the telecommunication business of the Purchaser and its subsidiaries as a provider of internet services, international calls, information system integration services and the services of a “domestic operator”, as relevant, and excluding its media and website business, shall be organized under the Merged Company.

4.4.

Without prejudice to any other obligation hereunder, each of the parties and Globescom (the latter only with respect to the consummation of the Merger) shall exercise its best efforts to cause the transaction to be completed in accordance with the provisions of this Agreement, including the consummation of the Merger, which is a material term hereof, and for this purpose shall cooperate with the other parties hereto, including for the purpose of obtaining the approval of the Antitrust Commissioner for the sale of the Purchase Shares and for the Merger.

4.5.

If an Assessor is appointed in order to determine the Merger Ratio, as detailed in Section 4.3, then each of the Purchaser, Globescom, and any of the Sellers that are still shareholders of the Company during the relevant period, shall provide the Assessor with any representation reasonably required of them in order to determine the ratio, and shall be liable for the accuracy of such representation. Representations that the Company shall make shall be deemed to have been made by the Company’s shareholders at the time, exclusive of the Purchaser.

5.	Conditions Precedent

The force and effect of this Agreement is conditioned upon all of the following conditions in the aggregate:

	5.1.	Receipt of all the relevant approvals required from the Ministry of Communication for the transaction contemplated herein, including the Merger.

The parties shall, within 7 days of the execution of this Agreement, submit the applications for the authorizations required under the relevant telecommunication laws and under the Company’s licenses.

	5.2.	Approval by the Antitrust Commissioner (the “Commissioner”) of the sale of the Purchased Shares to the Purchaser and for the Merger.

The companies shall, within 7 days of the execution of this Agreement, issue a merger notice in accordance with the Antitrust Law 1988 and the regulations promulgated thereunder.

	5.3.	Consent by the banks named in Exhibit 2.14 to the amendment of the covenants set forth in Exhibit 2.32, to the Purchaser’s satisfaction. The Purchaser may waive this condition.

5.4.

Authorization by the Purchaser’s board of directors for the Purchaser’s engagement in this Agreement, to be granted at a meeting duly convened and held in accordance with the Company’s documents of incorporation and no later than August 20, 2006.

5.5.

Authorization by the board of directors and shareholders’ meetings of the Company, the Sellers and Globescom for their engagement under this Agreement, to be granted at meetings duly convened and held in accordance with the documents of incorporation of these companies and no later than August 20, 2006.

If the Conditions Precedent set forth above are not satisfied within 90 days or, with respect to Sections 5.4 and 5.5., by August 20, 2006, this Agreement shall be null and void and the parties shall have no claim or grievance toward one another and shall be released of all of their obligations hereunder.

Notwithstanding the above, if the approval of the Ministry of Communication or the Commissioner contains certain conditions or restrictions with regard to the activity of the Company or the Purchaser, the Purchaser shall be entitled to decide whether to perform the transaction in accordance with such conditions or to cancel it, and in such case the Sellers shall have not claim or grievance against it. In case the approval of the Ministry of Communication or the Commissioner includes conditions or restrictions with regard to the activity of the Sellers, the Sellers shall be entitled to decide whether to perform the transaction in accordance with such conditions or to cancel it, and in such case the Purchaser shall have not claim or grievance against them. Notice of cancellation under such circumstances shall be delivered by the party entitled to cancel to the other party or parties to this Agreement within 5 business days of the day on which written notice of the restrictions was delivered to the restricted party. If no such notice of cancellation is delivered, the party entitled to cancel shall be deemed to have waived this right.

Each of the parties and Globescom shall act in good faith and cooperate with the others in order to cause the Conditions Precedent to be satisfied, i.e., to obtain the authorizations and consents constituting these Conditions.

6.	Covenants of the Company and the Sellers

The Company and the Sellers covenant, jointly and severally, as follows:

6.1.

The terms of the agreements currently in existence among the Company and its controlling shareholders and/or interested parties and/or companies in their control, as detailed in Section 2.18(a) and in Disclosure Schedule 2.18(a) shall not be amended to the detriment of the Company, for 5 years as of the Closing Date, provided, however, that this provision shall not apply to agreements between the Company and the HOT cable companies group.

6.2.

By the Closing Date, the lease agreement for the Rishon Letzion property where the Company’s headquarters was supposed to move, shall be terminated, and the relocation to this property shall be canceled. If any penalty is imposed on the Company due to such termination, including by payment of future rent (for the purposes of this Section, the “Penalty”), the Sellers shall cover the Penalty by a deduction from the Consideration paid to the Sellers with respect to the Purchased Shares of 60% of the Penalty. Should the Company be required to pay the Penalty after the Closing Date and payment of the Consideration to the Sellers, the Sellers shall repay the Purchaser 60% of the Penalty within 7 days of its payment. This sum shall not be taken in to account for the purpose of the minimum amounts or restrictions set forth in Section 10 herein.

	6.3.	By the Closing Date, the Company’s financial statements for the years 2004 and 2005 shall be adjusted to US GAAP.

6.4.

By and no later than August 20, 2006, the Company shall deliver to the Purchaser reviewed financial statements of the Group for the six months ended June 30, 2006 (the “Reviewed Statements”), which will fairly present the representations contained in Section 2.12 and which will demonstrate that the Group has accomplished its estimated revenues, EBITDA and EBIT as provided in Disclosure Schedule 2.12 hereto. If the Group fails to comply with the representation or estimates as stated above, the Purchaser shall have the right to terminate this Agreement, and none of the parties shall have any grievance toward the other. If the Purchaser does not exercise its right to terminate as set forth above, the revenues, EBITDA and EBIT in the Reviewed Statements shall be deemed to replace those disclosed in Section 2.12. Should it transpire that the Company’s actual results are lower than the figures contained in the Reviewed Statements with regard to revenues and/or EBITDA and/or EBIT for the relevant period and are lower than the estimates provided in Disclosure Schedule 2.12, then the Sellers and the Company shall indemnify the Purchaser for any damage it may incur in connection with such differences, including any damage with respect to a devaluation of the Company.

6.5.

The Company and the Sellers shall, to the extent that this is required, obtain the unconditional consent of the banks named in Disclosure Schedule 2.14 for the sale of the Shares to the Purchaser in accordance with the provisions of this Agreement.

6.6.

The Company and the Sellers shall, to the extent that this is required under the agreements with the banks, obtain the unconditional consent of the banks that have a charge over Company shares to the amendment of the Articles of Association as set forth in Section 7.5 and in Exhibit 7.5.

7.	Board of Directors; Amendment of Documents of Incorporation; Registration Rights

7.1.

Immediately before the Closing Date and thereafter, the Company’s board of directors shall consist of six directors, four of which shall be appointed by the Purchaser, including one who will serve as chairman of the board, and two of which shall be appointed by Monitin and Globescom (together). Monitin and Globescom (and/or any affiliate, as defined in the draft Articles of Association attached hereto as Exhibit 7.5 (“Affiliate”)) shall be entitled to appoint directors as long as together they hold at least 15% of the issued and paid up share capital of the Company.

The voting power of the directors appointed by a party shall be prorated to the holding of such party in the issued share capital of the Company.

The Sellers shall, by the Closing Date, cause all of the current directors, except two as stated above, to submit letters of resignation which will become effective at the Closing Date.

7.2.

As of the Closing Date, should the Purchaser or Monitin/Globescom seek to transfer any or all of their shares in the Company, they shall first be required to offer them to Monitin and Globescom or the Purchaser (as relevant), under a right of first refusal and in accordance with the mechanism set forth in the Company’s amended Articles of Association as stated in Section 7.5 herein.

7.3.

As of the Closing Date, should a third party ask the Purchaser to sell it all of the Company’s share capital (except for Meyrablin’s holdings, if it is not one of the Sellers as stated in the end of Section 4.1) and should the Purchaser accordingly seek to sell of its holdings in the share capital of the Company to such third party, the Purchaser shall be entitled to compel Monitin and Globescom to also sell all of their holdings in the Company’s share capital, as part of a drag along obligation and in accordance with the mechanism set forth in the Company’s amended Articles of Association as stated in Section 7.5 herein.

7.4.

As of the Closing Date and as long as Monitin and Globescom and/or Affiliates hold in the aggregate at least 18% of the Company’s share capital, the Company shall not perform the actions listed below without the approval of representatives of Monitin and Globescom (and/or the Affiliates) on the Board of Directors or in the shareholders’ meeting (as relevant and as required by law):

	7.4.1.	Amend the Company’s Articles of Association, except for amendments required in order to go public.

	7.4.2.	Change the Company’s field of business; for the purposes of this sub-section, any change within the field of telecommunications shall not be deemed a material change in the Company’s business.

	7.4.3.	Perform extraordinary transactions with controlling shareholders other than in the Company’s ordinary course of business.

It is hereby expressly stated that if any right granted hereunder to any of the Sellers, Globescom or the Affiliates shall cause any of the parties hereto to be subject, under the rules of the Bank of Israel, to restrictions imposed on single borrowers or groups of borrowers, then such right shall be cancelled to the extent required in order to release such party from such restrictions.

7.5.

The Sellers shall, by the Closing Date, cause the Company’s Articles of Association to be amended, as required by law, in accordance with the form attached hereto as Exhibit 7.5., and shall immediately thereafter report the amendment to the Companies Registrar, and shall also cause all of the shareholders’ agreements currently or that will then be in effect to be terminated.

7.6

Whenever the Merged Company lists for trading any of the shares of the Merged Company held by the Purchaser and/or any affiliate (in case not all of the registered share capital of the Merged Company is listed for trading at such time), the Purchaser shall cause the Merged Company to list on the same stock exchange, simultaneously with and under the same terms as the shares being listed, shares of the Merged Company held at such time by Monitin, Fishman (if it is a shareholder of the Company at such time), Globescom and/or any of their affiliates, the number of which shall be equal to the product of (i) the number of shares of the Merged Company held by such entities; and (ii) the division of (x) the number of shares being listed at such time by (y) the overall number of shares of the Merged Company held at such time by the Purchaser. The Purchaser shall cause the Merged Company to cover all the costs and expenses of such listing of shares held by Monitin, Fishman (if it is a shareholder of the Company at such time), Globescom and/or any of their affiliates, pro rata to the costs and expenses that it incurs with respect to the listing of shares for other shareholders.

8.	Confidentiality

In addition and without prejudice to the provisions of the non-disclosure agreements executed by the parties in the negotiations leading up to the execution of this Agreement:

8.1.

The parties shall maintain the existence and contents of this Agreement in absolute confidence, except for disclosure of information for the purpose of effectuating and performing this Agreement or in accordance with the instruction of any competent authority, and including reporting by the Purchaser, which is a public company, regarding the execution and contents of this Agreement to the extent that this is required by law.

	8.2.	Copies of this Agreement and information thereunder shall only be provided to entities entitled to receive them and subject to execution of a confidentiality/non-disclosure agreement.

8.3.

Subject to the provisions hereof, the parties agree not to disclose, make use of or transfer in any way to any third party, any information that they may have regarding or in connection with the Company’s business.

8.4.

The above shall not apply to knowledge, information or secrets that are in the public domain or that have entered the public domain through not action or omission of the disclosing party or whose disclosure is required by law or in accordance with an order by a competent court of law.

9.	The Interim Period

The Company and the Sellers and the Company warrant that during the Interim Period:

9.1.

The Company shall continue to transact its business in the ordinary course of business and as practiced before; no action other than in the ordinary course of business shall be taken, and no material change shall be effected in the Company’s operations and course of business, including (and without derogating from the generality of the above) in the Company’s assets, obligations, rights, turnover, employment terms, etc.

9.2.

The Company shall not execute or engage in material agreements nor will it amend its existing material agreements (as detailed in Section 2.20 above), unless this is required in the ordinary course of business.

9.3.

No transaction shall be made with respect to the Company’s registered or issued share capital, including any issuance, grant of options, convertible security or any other obligation in connection with the Company’s share capital or rights in the Company.

	9.4.	No material legal transaction shall be made in the assets of the Company, and the Company shall not crate any charges or grant any other rights in its assets to any third party.

9.5.

No dividend shall be distributed and no amount shall be paid to the Company’s shareholders; no obligations, guarantees or sureties shall be given and no engagements of any kind shall be entered with the Company’s shareholders; no transactions shall be entered with the Company’s shareholders, including (and without prejudice to the generality of the above) transactions with interested parties, and except for agreements with HOT in the ordinary course of business.

9.6.	The Sellers shall not effect any legal transaction in their shares in the Company, nor shall they create any charge or grant any other right in their shares to any third party.

10.	Indemnification

10.1.

The Sellers and the Company shall indemnify and/or compensate the Purchaser for any inaccuracies, inconsistencies or differences that may be discovered in any of representations and warranties they have provided herein and which cause the value of the Company to diminish, or for any claims or demands made against the Group after the date of the Financial Statements (as defined in Section 2.10 above) relating to the period up to the Closing Date and which are not reflected in the Sellers’ representations and warranties above. Notwithstanding the minimum amounts set forth in each of the representations herein, in case of a misrepresentation or breach of warranty as stated above, then, for the purpose of indemnification, the full extent of the damage shall be taken into account, regardless of the minimum amounts, and subject however to the minimum indemnification amount set forth in Section 10.2 herein.

In addition, the Sellers and the Company shall indemnify and/or compensate the Purchaser in connection with any claim, penalty or payment that the Company shall incur with respect to events or facts predating the Closing Date and with respect to which no provisions have been made in the Financial Statements attached hereto or with respect to which the provisions that have been made were less than the actual payment/claim/penalty. The indemnification obligation under this Section shall only be triggered if the aggregate amount of claims, penalties and payments with respect to which no provisions have been made in the Financial Statements attached hereto reaches NIS 20 million. Indemnification under this Section shall only be paid for any amount in excess of NIS 20 million, with the exception of the Zvi Camille claim as disclosed in Disclosure Schedule 2.17, with respect to which the Purchaser shall be indemnified in accordance with Section 10.2.

In case of indemnification by the Company to the Purchaser, the indemnification amount will be adjusted by the prorated loss incurred by the Purchaser due to the fact that it is a shareholder of the Company. In case the Company indemnifies the Purchaser, the Purchaser shall transfer some of the indemnification amount to Meyrablin and Globescom (unless they constitute Sellers under the end of Section 4.1 hereto), pro rata to their holdings in the Company.

10.2.

Indemnification and/or compensation payable by the Sellers and/or the Company to the Purchaser shall, in the aggregate, not exceed $42 million (i.e., after adjustment for the prorated share of the Purchaser in the indemnification received from the Company according the Purchaser’s holdings in the Company). In any event, the Purchaser shall not file action against the Sellers and/or the Company for indemnification and/or compensation (for one cause of action or more) whose amount, combined with amounts of previous indemnification and/or compensation, is less than $500,000. Amounts paid by the Company with respect to the Zvi Camille claim shall be taken into account for the purposes of the figures set forth in this Section. The Purchaser shall not file an indemnification claim against the Sellers or the Company under this Agreement at any time after the 4th anniversary of the Closing Date.

The indemnification amount shall not be capped and the ceiling and aggregate amount set forth in this sub-section shall not apply in case the inaccuracies, inconsistencies, differences, demands or claims as mentioned in Section 10.1 above are the result of or are associated with fraud by the Sellers and/or the Company.

Also, and for the For the avoidance of any doubt, it is hereby expressly stated that of any doubt, the cap and aggregate amount set forth in this sub-section and any other limitation under this Section 10, shall not apply to the provisions regarding adjustment of the Consideration as designated in Section 6.2 above.

10.3.

The Purchase shall have no grievance, demand or claim against the Sellers and/or the Company arising from Section 10.1 above and based on a grievance, demand, proceeding or claim by any third party (including local or central government agencies) against the Purchaser and/or the Company (“Third Party Action”), unless: (a) the Purchaser has given the Sellers written notice of such Third Party Action shortly after gaining knowledge of such Action; (b) the Purchaser has agreed to allow the Sellers to participate in the defense, or, if they so ask, to assume the defense against such Third Party Action, through attorneys that they shall retain, all including (at the Sellers’ request and if possible, in accordance with the rules of civil procedure) by way of adding them as a party to any such litigation; (c) the Purchaser shall not allow any settlement agreement to be entered in connection with such Third Party Action except subject to the Sellers’ prior written consent, which shall not be unreasonably withheld, and if withheld, the reasons shall be specified (and in their decision whether to grant their consent, the Sellers shall also take into account the likelihood of non-monetary damages that the Company and/or the Purchaser might incur if it withholds its consent). The above requirements to provide reasonable and detailed explanations and to take into account the likelihood of non-monetary damages shall not be construed as permitting the Purchaser to enter a settlement agreement without the Sellers’ consent; and (d) a judgment is delivered against the Purchaser and/or the Company whose execution is not stayed, or, if stayed, such stay of execution has been revoked or a settlement agreement has been entered between the Purchaser or the Company and the third party, with the Sellers’ consent as mentioned. Provided, however, that in case payment is made under a judgment that is not final, which has been set aside or amended by a subsequent judgment (“Subsequent Judgment”), the Sellers shall be repaid, or the Purchaser paid, as relevant, the difference, according to the Subsequent Judgment. The Sellers’ participation in the litigation and their right to make decisions in such litigation shall be contingent upon submission to the Purchaser of reasonable sureties, as practiced, to the Purchaser’s satisfaction, in order to guarantee that such participation and decision-making shall not cause the Purchaser to incur any damage.

10.4.

The Purchaser shall not sue officers of the Company (in their capacity as such) with respect to inaccuracies, inconsistencies or discrepancies found in any of the representations and warranties of the Company herein, or with respect to claims or demands made against the Group, as stated in Section 10.1 above, except in the case that such claims or demands are in connection with fraud by such officers. It is hereby expressly stated that the officers shall not be liable in any way for any damage and/or loss and/or consequential loss that the Purchaser and/or its shareholders may incur prior to the Closing Date, including during the Interim Period, due to the actions of the officers of the Company in connection with the representations provided herein. By the Closing Date, the Company’s Board of Directors shall adopt a resolution whereby the CEO of the Company and the Company’s officers (in their capacity as such) shall be entitled to indemnification by the Company with respect to representations made to the Purchaser herein. The Company shall indemnify an officer with respect to any damage and/or claim and/or obligation and/or amount relating directly and/or indirectly to mattes with respect to which the officer is entitled to an exemption as stated above, in the event that he is ordered to pay such amount by a court of law or an arbitrator, including legal fees and guarantees of any kind that the officer is made to pay in connection with any damage and/or tort for which any or all of the officers are liable and/or for which they are allegedly liable, all in accordance with the terms stipulated in Section 10.3 above, mutatis mutandis.

This exemption and indemnification obligation is irrevocable, has no limitation with respect to the amount and no expiration date, provided however, that the officer gives the Company immediate written notice of any demand and/or claim and/or grievance by any third party.

For the purposes of this Section, the term “officer” shall include: Any person who on and/or prior to the date hereof has served as a director, general manager, deputy general manager, vice-general manager, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the general manager, chief financial officer, in-house legal counsel and internal auditor.

11.	Closing

The sale of the Purchased Shares by the Sellers to the Purchaser (the “Closing”) and all actions required in order to effectuate such sale, shall take place at the offices of Eurocom Communications Ltd., 2 Dov Friedman St., Ramat Gan. At the Closing, the following actions will take place (among other things):

11.1.

The Sellers and the Company on the one hand and the Company on the other shall provide written confirmation that their representations and warranties under this Agreement are true, accurate, complete and comprehensive as of the Closing Date.

11.2.

Banks that have any charges over the Company’s share capital shall provide all the necessary documents, duly signed by these banks, in order to release the Purchased Shares from such charges. The Sellers and the Company shall provide all the necessary authorizations in order to perform their obligations toward the banks as set forth in Sections 5.3, 6.5 and 6.6 above.

11.3.

The Sellers shall transfer the Purchased Shares to the Purchaser, free and clear of any debt, obligation, charge, lien, attachment, right of first refusal, preemptive right or any other third-party right, and shall adopt all the corporate resolutions as required for this purpose.

	11.4.	The Sellers shall deliver to the Purchaser a share certificate for the Purchased Shares.

	11.5.	The Company shall register the Purchaser in its shareholders register as the owner of the Purchased Shares.

	11.6.	The Company shall notify the Companies Registrar of the transfer of the Purchased Shares from the Sellers to the Purchaser.

	11.7.	The Purchaser shall pay the Sellers the Consideration, as set forth in Section 4.2 above.

11.8.

The Sellers shall provide: (a) letters of resignation of the current directors (except two directors representing the Sellers); (b) minutes of the general shareholders meeting of the Company in which a resolution is duly adopted, appointing the four directors representing the Purchaser, all in accordance with Section 7.1 above; the Company shall notify the Companies Registrar of the termination of the appointment of the old directors and of the appointment of the new ones; (c) the Company’s Amended Articles of Association, in accordance with the form attached hereto as Exhibit 7.5, and notice of such amendment to the Companies Registrar; (d) termination of all of the agreements among shareholders of the Company, whether currently or then in existence.

12.	General

12.1.

In the relationship among them and between them and the Company, the parties shall exercise diligence, loyalty, fairness and good faith and refrain from any action that might give rise to a conflict of interests.

12.2.

Immediately upon the execution of this Agreement, each of the parties shall exercise its best efforts to cause the sale of the Purchased Shares by the Sellers to the Purchaser and the Merger to be effectuated, prepare and deliver all of the documents and information as such party may be requested, execute all the applications, notices and other documents and perform any action that may be required in order to effectuate and complete the sale of the Purchased Shares by the Sellers to the Purchaser and effectuate and complete the Merger.

12.3.

Neither party may assign or transfer any of its rights and/or obligations hereunder without the prior written consent of the other. Notwithstanding the above, the Purchaser may assign this Agreement to Smile.Communication Ltd. or any other company in its control, provided that the Purchaser guarantees the obligations under this Agreement.

12.4.

This Agreement represents the entire agreement between the parties in relation to the all of the matters contemplated herein. No documents, negotiations, representations, warranties, undertakings or agreements that may have been made between the parties, whether orally or in writing, expressly or by implication and/or in any other way, before the date hereof, shall be relied on in any way.

	12.5.	No amendment to the provisions of this Agreement shall be effective unless entered in writing and executed by the parties.

12.6.

Consent by one of the parties hereto in a specific instance to deviate from the provisions of this Agreement shall not serve as precedent or be construed as consent for such deviation in other instances. Should any of the parties waive or not exercise, in a specific instance, any right granted to it under this Agreement and/or by law, this shall not be construed as waiver of such right.

12.7.

Notices delivered to the parties addresses first stated above by registered mail shall be deemed to have been received and read by the addressee within 3 Business Days from posting at a post office in Israel, and if delivered personally – upon actual delivery, and if delivered by fax – on the first consecutive Business Day after dispatch. The parties may change their designated address by written notice between them.

In witness whereof, the parties have hereunto set their hand in writing at the place and on the date first written above:

Internet Gold – Golden Lines Ltd.	Fishman Family Properties
Management (1988) Ltd.

Monitin Media Ltd.	012 Golden Lines Ltd.

Globescom Communication (1997) Ltd., which holds 6,624,000 shares, constituting approximately 22.08% of the Company’s issued and paid up share capital, hereby agrees to all of the obligations in this Agreement relating directly to Globescom, waives the right to first refusal granted to it as stated in Section 2.9 above, and consents to the Merger planned in accordance with the guidelines set forth in Section 4 above, the amendment of the Articles of Association and all of the obligations expressly assumed by the Company and the Sellers in connection with these matters under this Agreement, including with regard to the determination of the Merger Ratio.

Globescom Communication (1997) Ltd.